As filed with the Securities and Exchange Commission on December 23, 2010.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

(Exact name of issuer of deposited securities as specified in its charter)

American Beverage Company - AmBev

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing preferred shares of Companhia de Bebidas das Américas - AmBev	500,000,000 American Depositary Shares	$5.00	$25,000,000	$1,782.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of amended and restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 16, 17,18 and 19
(v) The sale or exercise of rights	Articles number 14, 15, 16 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 16 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8, 14 and 23
(x) Limitation upon the liability of the depositary	Articles number 14, 19, 20, 22 and 25

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

- # -

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 17, 2000, as amended and restated as of October 23, 2000, as further amended and restated as of August 2, 2007, among Companhia de Bebidas das Américas - AmBev, The Bank of New York Mellon, as Depositary, and all Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Companhia de Bebidas das Americas – AmBev relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2010.

Legal entity created by the agreement for the issuance of depositary shares representing  preferred shares of Companhia de Bebidas das Américas - AmBev.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Companhia de Bebidas das Américas - AmBev has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on December 22, 2010.

Companhia de Bebidas das Américas - AmBev

/s/ João Mauricio Giffoni de Castro Neves	/s/ Nelson José Jamel
João Mauricio Giffoni de Castro Neves	Nelson José Jamel
Chief Executive Officer	Chief Financial Officer and Investor and Relations Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on December 22, 2010.

/s/ Victório Carlos De Marchi	/s/ João Mauricio Giffoni de Castro Neves
Victório Carlos De Marchi	João Mauricio Giffoni de Castro Neves
Director	Chief Executive Officer
(Principal Executive Officer)

/s/ Marcel Herrmann Telles
Marcel Herrmann Telles	Nelson José JamelDirector
Director	Chief Financial Officer and Investor
Relations Officer
(Principal Financial Officer)

/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta	Silvio José Moraes
Director	Controller Brazil
(Principal Accounting Officer)

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos
Luis Felipe Pedreira Dutra Leite	Vicente Falconi Campos
Director	Director

/s/ Roberto Herbster Gusmão	/s/ Carlos Alves de Brito
Roberto Herbster Gusmão	Carlos Alves de Brito
Director	Director

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ José Heitor Attilio Gracioso
Luiz Fernando Ziegler de Saint Edmond	José Heitor Attilio Gracioso
Director	Director

/s/ Donald J. Puglisi
Puglisi & Associates
Authorized U.S. Representative

- # -

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of July 17, 2000, as amended and restated as of October 23, 2000, as further amended and restated as of August 2, 2007, among Companhia de Bebidas das Américas - AmBev, The Bank of New York Mellon, as Depositary, and all Owners from time to time of American Depositary Shares issued thereunder

2	Form of letter from The Bank of New York to Companhia de Bebidas das Americas – AmBev relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.